UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 333-250990

Sawai Pharmaceutical Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sawai Pharmaceutical Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive officer, General Manager of Controller Department

Date: March 19, 2021

March 19, 2021

Company Name:	Sawai Pharmaceutical Co., Ltd.
Representative:	Kenzo Sawai President, Representative Director
(Code No.: 4555, TSE, 1st Section)
Contact:	Yasushi Kora General Manager, Public Relations & Investor Relations Office
(TEL: +81-6-6105-5823)

Notice of Management Structure upon Transition into a Holding Company Structure

Sawai Pharmaceutical Co., Ltd. hereby announces that its Board of Directors has resolved at the meeting held today to elect the following representative directors, directors, audit & supervisory board members and corporate officers of SAWAI GROUP HOLDINGS Co., Ltd. (“SAWAI GROUP HOLDINGS”) in connection with the share transfer scheduled to take effect on April 1, 2021 as follows.

1. Election of representative directors of SAWAI GROUP HOLDINGS

(1) The reason of the election

The individuals set forth in 1.(2) below will be elected for such respective positions in order to further enhance the foundation of SAWAI GROUP HOLDINGS’s management through enhancing its governance by means of more clearly separating management and execution upon the transition into a holding company structure scheduled to take effect on April 1, 2021.

(2) Names of individuals and their respective positions

Name	Positions at SAWAI GROUP HOLDINGS
Mitsuo Sawai	Representative Director and Chairman
Kenzo Sawai	Representative Director and Vice Chairman
Kazuhiko Sueyoshi	Representative Director and President

(Expected date of effectiveness of such election)

April 1, 2021

2. Directors, Audit & Supervisory Board Members and Corporate Officers of SAWAI GROUP HOLDINGS (as of April 1, 2021)

(1) Directors and Audit & Supervisory Board Members

Title	Name
Representative Director, Chairman and Group Chief Executive Officer	Mitsuo Sawai
Representative Director, Vice Chairman and Group Chief Branding Officer	Kenzo Sawai
Representative Director, President, Group Chief Operating Officer and Group Chief Administrative Officer	Kazuhiko Sueyoshi
Director and Group Chief Quality and Safety Officer	Toru Terashima
Outside Director	Masatoshi Ohara
Outside Director	Nawomi Todo
Full-time Audit & Supervisory Board Member	Tadao Tsubokura
Audit & Supervisory Board Member	Takanobu Tomohiro
Audit & Supervisory Board Member	Junichi Hirano

(2) Corporate Officers

Title	Name
Senior Executive Officer and Group Chief Production Officer	Motohiko Kimura
Senior Executive Officer and Group Research and Development Officer	Shoji Yokota
Senior Executive Officer and Group Chief Officer of the U.S. Business	Masahiro Sasaki
Executive Officer, Group Chief Human Resource Officer and General Manager of Group Human Resources Department	Akira Hamada
Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department	Yoshiki Sakurai
Corporate Officer and Group Chief Marketing Officer	Seiji Nishimura
Corporate Officer, Group Chief Strategy Officer and General Manager of Group Strategy Department	Taku Nakaoka

End.